UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Digital Ally, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

25382P109
(CUSIP Number)

Stephen Gans
14850 NW 44th Court
Opa Locka, Florida 33054
(305) 687-2144
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Seth P. Markowitz, Esq.
Seth P. Markowitz, P.C.
100 Garden City Plaza, Suite 500
Garden City, New York 11530

January 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1	Name of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power
Number of Shares		398,587
Beneficially
Owned by Each	8	Shared Voting Power
Reporting Person		0
With
	9	Sole Dispositive Power
		398,587

	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned By Each Reporting Person
398,587 (1)

12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)
17.95 (2)

14	Type of Reporting Person (See Instructions) IN

(1) Reflects a one (1) for-eight (8) reverse stock split of the shares of Common Stock effected August 24, 2012.

(2) Based on 2,220,530 split-adjusted shares of Common Stock of the Company outstanding at the close of business on November 6, 2013, as represented in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the statement on Schedule 13D relating to shares of common stock, par value $0.001 per share (the "Common Stock") of Digital Ally, Inc., a Nevada corporation (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on June 24, 2011 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed by the Reporting Persons with the Commission on August 17, 2011 ("Amendment No. 1") and as further amended by Amendment No. 2 thereto filed by the Reporting Persons with the Commission on July 26, 2013 ("Amendment No. 2").

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein and in Amendment No. 1 and Amendment No. 2, each Item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety, as follows:

The shares of the Issuer's commons stock reported herein were acquired by the Reporting Person for an aggregate purchase price of $2,851,848 (including brokerage commissions). The source of such funds was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety, as follows:

The Reporting Person originally purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares (or securities convertible into, exchangeable or exercisable for Shares) on the open market or in private negotiated transactions (including with the Issuer) or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person was elected to the Issuer's Board of Directors at its Annual Meeting of Stockholders held on May 25, 2012.

The Reporting Person, in the ordinary course of acting in his capacity as a member of the Issuer's Board of Directors, engages in activities relating to the strategy, business, assets, operations, capital structure, financial condition, extraordinary corporate transactions, and corporate governance of the Issuer. As such, the Reporting Person has had many conversations with management and the other members of the Board of Directors of the Issuer concerning ways for the Issuer to increase stockholder value and the Reporting Person plans to have continuing discussions with management and the other members of the Board of Directors concerning how to maximize stockholder value in the future.

On March 3, 2014, the Reporting Person delivered to the Issuer's Board of Directors a proposal from an entity with which the Reporting Person is affiliated for a convertible debt financing in the form attached hereto as Exhibit 1, which proposal was rejected by the Issuer. Other than the foregoing, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis and continue to make himself available to the Issuer to discuss methods for maximizing stockholder value. Depending on various factors, including, without limitation, the Issuer's financial position and results of operations, the Reporting Person's investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Person's investment, making proposals to the Issuer concerning changes to the present Board of Directors, management, capitalization, ownership structure or operations of the Issuer or a change of control transaction, seeking additional representation on the Board of Directors of the Issuer through election contests or otherwise, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.  Without limiting the foregoing, the Reporting Person expressly reserves the right to nominate individuals for election to the Issuer's Board of Directors, call a special meeting of stockholders and engage in election and proxy contests with respect to the Issuer.

The Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate.

Simultaneously with the filing of this Amendment No. 3, the Reporting Person sent a letter to the other members of the Board of Directors of the Issuer, namely, Stanton E. Ross, Leroy C. Richie, Elliot M. Kaplan, and Daniel F. Hutchins to address the Reporting Person's concern that the foregoing have committed serious violations of the fiduciary duties owed to the Issuer and advising the Company and Board of Directors that the Reporting Person is prepared to pursue any and all actions available to him, including, without limitation, the commencing of litigation, in order to protect stockholder value.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and 5(c) is hereby amended as follows:

(a) As of the date of this Amendment No. 3, as discussed above, the Reporting Person owns 398,587 shares of the Issuer's Common Stock, which constitutes approximately 17.95% of the outstanding shares of Common Stock of the Issuer, based on 2,220,530 split-adjusted shares of Common Stock of the Company outstanding at the close of business on November 6, 2013, as represented in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013;

(c) Since the filing of Amendment No. 2 to the Original Schedule 13D, the Reporting Person acquired the following shares of the Issuer's Common Stock, inclusive of any transactions effected through 5:00 p.m., New York City time, on the date hereof. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date	Shares of Common Stock of Issuer Acquired by Reporting Persons	Average Purchase Price/share (including brokerage commissions)	Total Number of Shares of Issuer Held by Reporting Persons
January 31, 2012	437	4.8000	398,260	(1)
June 22, 2012	234	3.2000	398,494	(1)
June 22, 2012	62	3.2000	398,556	(1)
June 22, 2012	31	3.2000	398,587	(1)

(1) The number of shares and the per share price has been adjusted to reflect the one (1) for-eight (8) reverse stock split of the shares of Issuer's Common Stock effected August 24, 2012.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Term Sheet for Offering of Senior Secured Convertible Notes and Warrants.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2014

/s/Stephen Gans
Name/Title: Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)